MACQUARIE ETF TRUST
100 Independence,
610 Market Street
Philadelphia, PA 19106-2354

 FORESIDE FINANCIAL SERVICES, LLC
Three Canal Plaza
Suite 100
Portland, Maine 04101

November 17, 2023

Via EDGAR Transmission

Thankam Varghese
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:      Macquarie ETF Trust
Registration Statement on Form N-1A
(File Numbers: 333-273398 and 811-23890)
Request for Acceleration

Dear Ms. Varghese:
On behalf of Macquarie ETF Trust (the “Registrant”) and its principal underwriter, Foreside Financial Services, LLC, pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of the above-mentioned Registration Statement, as amended by Pre-Effective Amendment No. 2, filed on November 17, 2023 (“PEA No. 2”), be accelerated to Monday, November 20, 2023.  PEA No. 2 was filed on behalf of the Macquarie Global Listed Infrastructure ETF, Macquarie Energy Transition ETF, and Macquarie Tax-Free USA Short Term ETF, each a series of the Registrant.
Thank you for your prompt attention to the request for acceleration.  Please contact Mark Greer at (312) 964-3505, if you have any questions or need further information.

/s/ Catherine DiValentino	/s/ Teresa Cowan
Catherine DiValentino	Teresa Cowan
Secretary	President
Macquarie ETF Trust	Foreside Financial Services, LLC

cc:            Mark Greer, Stradley Ronon Stevens & Young LLP